UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on November 11, 2026: EuroDry Ltd. Reports Results for the Quarter and Nine-Month Period Ended September 30, 2026.

This Report on Form 6-K (which includes Exhibit 1), except for the three paragraphs in the section in Exhibit 1 titled “Aristides Pittas, Chairman and CEO of EuroDry, commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-298606) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2026 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 12, 2026	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd. Reports Results for the Quarter and Nine-Month Period

Ended September 30, 2026

Maroussi, Athens, Greece – November 11, 2026– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and nine-month periods ended September 30, 2026.

Third Quarter 2026 Highlights:

•

Total net revenues for the quarter of $19.4 million.

•

Net income attributable to controlling shareholders, of $6.9 million or $2.43 and $2.39 earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted net income1 attributable to controlling shareholders for the quarter of $6.7 million or $2.36 and $2.32 adjusted earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted EBITDA1 for the quarter was $11.3 million.

•

An average of 11.0 vessels were owned and operated during the third quarter of 2026 earning an average time charter equivalent rate of $20,551 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of the time charter equivalent rate.

•

To-date, about $5.8 million has been used to repurchase 358,130 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022. The Board approved the continuation of the share repurchase plan for a further year in August 2026 and will review it again after a period of twelve months.

1Adjusted EBITDA, Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2026 Highlights:

•

Total net revenues of $49.9 million.

•

Net income attributable to controlling shareholders was $13.7 million or $4.89 and $4.80 earnings per share attributable to controlling shareholders basic and diluted, respectively.

•

Adjusted net income1 attributable to controlling shareholders for the period was $14.0 million or $4.98 and $4.88 adjusted earnings per share attributable to controlling shareholders basic and diluted1, respectively.

•

Adjusted EBITDA1 was $27.9 million.

•

An average of 11.0 vessels were owned and operated during the first nine months of 2026 earning an average time charter equivalent rate of $18,501 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of the time charter equivalent rate.

Recent developments and financing arrangements:

•

As previously announced, the Company signed a contract with Hengli Shipbuilding (Dalian) for the construction of a third 82,000 DWT Kamsarmax bulk carrier. The vessel will be built to an eco-design specification compliant with EEDI Phase 3 standards and is scheduled to be delivered during the third quarter of 2029. The total consideration for the newbuilding contract is approximately $37.0 million and is expected to be financed with a combination of debt and equity. The contract is conditional upon receiving a refund guarantee from a bank acceptable to the Company.

•

During September and October 2026, the Company re-established its At-The-Market (“ATM”) program raising the amount of $10.7 million by issuing 163,753 common shares (approximately 5.4% of its outstanding shares) at an average price of $67.54.

Aristides Pittas, Chairman and CEO of EuroDry, commented: “During the third quarter of 2026 market rates for the vessel segments we operate recorded recent years highs, a development that was reflected in our financial results for the quarter. While the market for our segments has softened a bit during the month of October, more so for Panamax/Kamsarmax vessels than for Ultramax ones, it is still at levels that, if maintained, will generate significant earnings for our fleet. We remain optimistic about the prospects of the drybulk market as a normal orderbook level after several years of underbuilding is put against increased vessel demand stemming from both revived drybulk trades and continuing inefficiencies in the transportation system.

“Our share price reacted to the strength of the shipping rates reaching new highs and exceeding for a certain period our Net Asset Value per share (“NAV”). We took advantage of this development and raised about $10.7m at price levels accretive to NAV. Those funds along with funds from the recent refinancing of one of our vessels as well as funds generated by operations have resulted at cash balance at the end of the quarter of more than $50m net of any restricted cash, thus, providing us with significant liquidity to fund the equity portion of our expanded newbuilding program and invest in accretive opportunities when they appear.

“We are very pleased with these developments and with the expansion of our newbuilding program which now consists of five vessels in total after we ordered an additional Kamsarmax vessel.  This program, when completed, will result in our fleet being one of the youngest amongst our peers with a minimal environmental footprint. In a period of continuing geopolitical instability, rebalancing of trade flows and adjustment of trading routes, we believe that a young and efficient fleet will ensure increased financial rewards for our shareholders.”

Tasos Aslidis, Chief Financial Officer of EuroDry, commented: “Comparing our results for the third quarter of 2026 with the same period of 2025, our net revenues increased by about $5.0 million, due to the increased time charter equivalent rates our vessels earned for the period partly offset by the lower average number of vessels owned and operated in the period as compared to the third quarter of 2025.  The time charter equivalent rates our vessels earned for the period were at $20,551, 55.3% higher compared to $13,232 earned in the third quarter of 2025. On average, 11.0 vessels were owned and operated during the third quarter of 2026 compared to 12.0 vessels in the same period of 2025. Operating expenses, including management fees, increased from $6,328 per vessel per day in the third quarter of 2025 to $6,917 in the third quarter of 2026 mainly due to the depreciation of the US dollar and due to the increased cost of vessel supplies during the period, because of the war in the Middle East region, while General and Administrative expenses averaged $770 per vessel per day during the third quarter of 2026 as compared to $685 per vessel per day for the same quarter of last year  due to increased cost for our stock incentive plan.

Adjusted EBITDA during the third quarter of 2026 was $11.3 million compared to $4.1 million achieved for the third quarter of last year. As of September 30, 2026, our outstanding debt (excluding the unamortized loan fees) was $105.7 million while unrestricted and restricted cash was $55.1 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $11.1 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Third Quarter 2026 Results:

For the third quarter of 2026, the Company reported total net revenues of $19.4 million representing a 34.9% increase over total net revenues of $14.4 million during the third quarter of 2025, which was primarily the result of the increased time charter equivalent rates our vessels earned for the period partly offset by the lower average number of vessels operating in the third quarter of 2026 compared to the corresponding period of 2025. On average, 11.0 vessels were owned and operated during the third quarter of 2026 earning an average time charter equivalent rate of $20,551 per day compared to 12.0 vessels in the same period of 2025 earning on average $13,232 per day.

For the third quarter of 2026, a gain on bunkers resulted in positive voyage expenses of $0.1 million, as compared to voyage expenses of $1.2 million for the same period in 2025, mainly reflecting costs related to vessels repositioning between charters and expenses incurred during operational off-hire periods.

Vessel operating expenses increased to $6.0 million for the third quarter of 2026 from $5.9 million for the third quarter of 2025. The increase is due to the increased cost of vessel supplies during the period, because of the war in the Middle East region, partly offset by the lower average number of vessels owned and operated in the third quarter of 2026 compared to the corresponding period of 2025.

During the third quarter of 2026, one of our vessels completed her intermediate survey in-water, for a total cost of $0.1 million. During the third quarter of 2025, one of our vessels completed her special survey with drydocking which commenced in the second quarter of 2025, for a total cost of $1.1 million. The additional cost of $0.2 million for the second quarter of 2025 relates to expenses incurred in relation to an upcoming special survey with drydocking.

Vessel depreciation for the third quarter of 2026 amounted to $2.9 million, compared to $3.1 million for the same period of 2025. This decrease is again due to the lower number of vessels operating in the third quarter of 2026 as compared to the same period of 2025.

Related party management fees for the period decreased to $1.0 million compared to $1.1 million for the same period of last year. This was the result of the decreased number of vessels owned and operated in the third quarter of 2026, partly offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 850 Euros to 875 Euros.

General and administrative expenses remained at the same level of $0.8 million in the third quarter of 2026 and 2025.

Total interest and other financing costs for the third quarter of 2026 amounted to $1.5 million, of which $0.1 million related to interest charged and capitalized in relation to our newbuilding program was, compared to $1.7 million for the same period of 2025. Interest expense during the third quarter of 2026 was lower mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the third quarter of 2026, as compared to the same period of last year.

For the three months ended September 30, 2026, the Company recognized a $0.24 million realized loss and a $0.19 million unrealized gain on forward freight agreement contracts. For the three months ended September 30, 2025, the Company recognized a $0.025 million unrealized loss and a $0.03 million realized gain on one interest rate swap contract.

Interest income for the third quarter of 2026 amounted to $0.10 million compared to $0.15 million interest income for the same period of 2025.

The Company reported net income for the period of $7.3 million and net income attributable to controlling shareholders of $6.9 million, as compared to a net loss of $0.5 million and a net loss attributable to controlling shareholders of $0.7 million for the same period of 2025. The net income attributable to the non-controlling interest of $0.5 million in the third quarter of 2026 represents the income attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the third quarter of 2026 was $11.3 million compared to $4.1 million achieved during the third quarter of 2025.

Basic and diluted earnings per share attributable to controlling shareholders for the third quarter of 2026 was $2.43 and $2.39 calculated on 2,827,546 and 2,875,928 basic and diluted weighted average number of shares outstanding, compared to loss per share attributable to controlling shareholders of $0.24 calculated on 2,766,597 basic and diluted weighted average number of shares outstanding for the third quarter of 2025.

Excluding the effect on the net income attributable to controlling shareholders for the quarter of the unrealized (gain) / loss on derivatives, the adjusted earnings attributable to controlling shareholders for the quarter ended September 30, 2026 would have been $2.36 and $2.32 per share basic and diluted, compared to adjusted loss attributable to controlling shareholders of $0.23 per share basic and diluted, for the quarter ended September 30, 2025. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Nine Months 2026 Results:

For the first nine months of 2026, the Company reported total net revenues of $49.9 million representing a 43.1% increase over total net revenues of $34.9 million during the first nine months of 2025, which was mainly the result of the increased time charter equivalent rates our vessels earned for the period partly offset by the lower number of vessels operated during the nine-month period of 2026 compared to the same period of 2025. On average, 11.0 vessels were owned and operated during the first nine months of 2026 earning an average time charter equivalent rate of $18,501 per day compared to 12.3 vessels in the same period of 2025 earning on average $10,210 per day.

For the nine months of 2026, a gain on bunkers resulted in positive voyage expenses of $1.9 million. For the same period of 2025, voyage expenses, net, were $3.7 million, mainly reflecting costs related to vessels repositioning between charters and expenses incurred during operational off-hire periods.

Vessel operating expenses were $17.0 million for the nine months of 2026 as compared to $18.7 million for the same period of 2025. The decrease is mainly attributable to the decreased number of vessels operating in the first nine months of 2026, partly offset by the increased cost of vessel supplies during the period, because of the war in the Middle East region compared to the corresponding period of 2025.

In the first nine months of 2026, one of our vessels completed its special survey with drydock which commenced in the fourth quarter of 2025 and two of our vessels completed their intermediate survey in water for a total cost of $0.9 million. During the same period of 2025, one vessel completed her intermediate survey in water, and another one completed her special survey with drydocking for a total cost of $1.5 million. The additional cost of $0.2 million relates to expenses incurred in relation to an upcoming special survey with drydocking.

Vessel depreciation for the first nine months of 2026 was $8.7 million compared to $9.5 million during the same period of 2025, mainly due to the lower number of vessels operating in the same period.

Related party management fees for the first nine months of 2026 were decreased to $3.1 million from $3.3 million for the same period of 2025 due to the lower average number of vessels owned and operated in the nine month period of 2026 partly offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2026, increasing it from 850 Euros to 875 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses in the first nine months of 2026 were slightly increased to $2.5 million as compared to $2.4 million for the same period of last year, mainly due to increased cost for our stock incentive plan.

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million. No case of vessel sale exists within the first nine months of 2026.

Total interest and other financing costs for the first nine months of 2026 amounted to $4.5 million, of which $0.1 million relates to interest charged and capitalized in relation to our newbuilding program was, compared to $5.2 million for the same period of 2025. This decrease is mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the first nine months of 2026, as compared to the same period of last year.

For the nine months ended September 30, 2026, the Company recognized a $0.2 million unrealized loss and a $0.3 million realized loss on forward freight agreement contracts. For the nine months ended September 30, 2025, the Company recognized a $0.2 million unrealized loss and a $0.1 million realized gain on one interest rate swap.

Interest income for the first nine months of 2026 amounted to $0.15 million compared to $0.17 million interest income for the same period of 2025.

The Company reported net income for the period of $14.7 million and net income attributable to controlling shareholders of $13.7 million, as compared to a net loss of $7.6 million and a net loss attributable to controlling shareholders of $7.4 million, for the first nine months of 2025. The net income attributable to the non-controlling interest of $1.0 million in the first nine months of 2026 represents the income attributable to the 39% ownership of the Partnership.

Adjusted EBITDA for the first nine months of 2026 was $27.9 million compared to $5.0 million achieved during the first nine months of 2025.

Basic and diluted earnings per share attributable to controlling shareholders for the first nine months of 2026 was $4.89 and $4.80, calculated on 2,803,490 and 2,856,534 basic and diluted weighted average number of shares outstanding compared to loss per share attributable to controlling shareholders of $2.71, calculated on 2,747,171 basic and diluted weighted average number of shares outstanding for the same period of 2025.

Excluding the effect on the net income attributable to controlling shareholders for the first nine months of the year of the unrealized  (gain) / loss on derivatives and the net gain on sale of vessel (if any), the adjusted earnings attributable to controlling shareholders for the nine-month period ended September 30, 2026, were $4.98 and $4.88, compared to adjusted loss attributable to controlling shareholders of $3.39 per share basic and diluted, for the nine-month period ended September 30, 2025. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until Jan-27	$18,600
XENIA	Kamsarmax	82,019	2016	TC until Nov-26	$21,000
ALEXANDROS P.	Ultramax	63,127	2017	TC until Nov-26	$30,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Nov-26	$15,500
YANNIS PITTAS	Ultramax	63,243	2014	TC until Nov-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MARIA***	Ultramax	63,153	2015	TC until Dec-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
GOOD HEART	Ultramax	62,996	2014	TC until Jun-27	Hire 115% of the Average Baltic Supramax S10TC index(**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until Nov-26	Hire 101% of the Average Baltic Supramax S10TC index(**)
SANTA CRUZ	Panamax	76,440	2005	TC until Dec-26	$13,400
STARLIGHT	Panamax	75,611	2004	TC until Nov-26	$15,000
BLESSED LUCK	Panamax	76,704	2004	TC until Nov-26	$19,000
Total Dry Bulk Vessels	11	766,420

Vessels under construction	Type	Dwt	To be delivered
SBC XY164 (ARISTEIDIS)	Ultramax	63,500	Q2 2027
SBC XY166 (TROBONI)	Ultramax	63,500	Q3 2027
HL-B82-81 (NIKOS P)	Kamsarmax	82,000	Q1 2028
HL-B82-86 (CHRISTINA BEL)	Kamsarmax	82,000	Q2 2028
HL-B82-104 (KONSTANTINA TZ)	Kamsarmax	82,000	Q3 2029
Total under construction	5	373,000

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date

(**)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry Ltd. and 39% by NRP Investors.

Summary Fleet Data:

	3 months, ended September 30, 2025	3 months, ended September 30, 2026	9 months, ended September 30, 2025	9 months, ended September 30, 2026
FLEET DATA
Average number of vessels (1)	12.0	11.0	12.3	11.0
Calendar days for fleet (2)	1,104.0	1,012.0	3,351.0	3,003.0
Scheduled off-hire days incl. laid-up (3)	26.3	-	34.4	16.3
Available days for fleet (4) = (2) - (3)	1,077.7	1,012.0	3,316.6	2,986.7
Commercial off-hire days (5)	-	-	13.9	-
Operational off-hire days (6)	7.6	2.6	26.4	5.4
Voyage days for fleet (7) = (4) - (5) - (6)	1,070.1	1,009.4	3,276.3	2,981.3
Fleet utilization (8) = (7) / (4)	99.3%	99.7%	98.8%	99.8%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	99.6%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.3%	99.7%	99.2%	99.8%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	13,232	20,551	10,210	18,501
Vessel operating expenses excl. drydocking expenses (12)	6,328	6,917	6,567	6,706
General and administrative expenses (13)	685	770	718	831
Total vessel operating expenses (14)	7,013	7,687	7,285	7,537
Drydocking expenses (15)	1,184	132	515	300

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days, but including days our vessels were sailing for repositioning. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a metric of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, November 11, 2026 at 9:30 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877-405-1226 (US Toll-Free Dial In) or +1 201-689-7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13763751. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the third quarter ended September 30, 2026, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2025	2026	2025	2026
	(unaudited)		(unaudited)

Revenues
Time charter revenue	15,343,668	20,665,518	37,144,712	53,268,749
Commissions	(952,751)	(1,252,714)	(2,266,771)	(3,364,551)
Net revenues	14,390,917	19,412,804	34,877,941	49,904,198
Operating expenses / (income)
Voyage expenses, net	1,184,136	(78,688)	3,693,486	(1,889,222)
Vessel operating expenses	5,893,652	5,974,387	18,732,381	17,030,715
Drydocking expenses	1,307,379	133,328	1,726,852	900,782
Vessel depreciation	3,087,215	2,899,470	9,517,787	8,698,410
Related party management fees	1,092,950	1,025,998	3,275,137	3,108,403
General and administrative expenses	756,406	778,885	2,404,997	2,496,195
Net gain on sale of vessel	-	-	(2,083,596)	-
Total Operating expenses	(13,321,738)	(10,733,380)	(37,267,044)	(30,345,283)

Operating income / (loss)	1,069,179	8,679,424	(2,389,103)	19,558,915

Other income / (expenses)
Interest and other financing costs	(1,707,695)	(1,402,468)	(5,235,315)	(4,438,450)
Gain/ (loss) on derivatives, net	3,991	(51,452)	(110,971)	(579,522)
Foreign exchange loss	(13,035)	(1,182)	(47,798)	(7,604)
Interest income	145,173	103,664	168,032	150,064
Other expenses, net	(1,571,566)	(1,351,438)	(5,226,052)	(4,875,512)
Net (loss) / income	(502,387)	7,327,986	(7,615,155)	14,683,403
Net (income) / loss attributable to non-controlling interest	(171,090)	(466,108)	167,485	(977,855)
Net (loss) / income attributable to controlling shareholders	(673,477)	6,861,878	(7,447,670)	13,705,548
(Loss) / earnings per share attributable to controlling shareholders, basic	(0.24)	2.43	(2.71)	4.89
Weighted average number of shares, basic	2,766,597	2,827,546	2,747,171	2,803,490
(Loss) / earnings attributable to controlling shareholders, diluted	(0.24)	2.39	(2.71)	4.80
Weighted average number of shares, diluted	2,766,597	2,875,928	2,747,171	2,856,534

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2025	September 30, 2026

ASSETS
Current Assets:
Cash and cash equivalents	20,315,532	50,701,238
Trade accounts receivable, net	3,305,910	5,277,772
Other receivables	941,061	1,215,392
Inventories	1,307,731	1,318,588
Restricted cash	2,156,922	1,193,542
Derivative	84,510	-
Prepaid expenses	511,167	493,543
Total current assets	28,622,833	60,200,075

Fixed assets:
Advances for vessels under construction	14,386,560	18,306,135
Vessels, net	165,890,705	157,351,816
Long-term assets:
Restricted cash	3,200,000	3,200,000
Total assets	212,100,098	239,058,026

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	12,009,265	10,857,139
Trade accounts payable	2,174,191	1,303,908
Accrued expenses	3,070,630	2,818,102
Deferred revenue	842,172	161,309
Derivatives	-	163,088
Due to related companies	627,231	2,778,673
Total current liabilities	18,723,489	18,082,219

Long-term liabilities:
Long term bank loans, net of current portion	90,869,277	94,093,522
Total long-term liabilities	90,869,277	94,093,522
Total liabilities	109,592,766	112,175,741

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,890,547 and 3,016,854 issued and outstanding, respectively)	28,905	30,168
Additional paid-in capital	68,551,846	78,632,133
Retained earnings	24,694,154	38,399,702
Total shareholders' equity attributable to EuroDry Ltd. shareholders	93,274,905	117,062,003
Non-controlling interest	9,232,427	9,820,282
Total shareholders’ equity	102,507,332	126,882,285
Total liabilities and shareholders' equity	212,100,098	239,058,026

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2025	2026

Cash flows from operating activities:
Net (loss) / income	(7,615,155)	14,683,403
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	9,517,787	8,698,410
Net gain on sale of vessel	(2,083,596)	-
Amortization and write off of deferred charges	216,577	226,261
Share-based compensation	611,063	713,743
Unrealized loss on derivatives	207,814	247,598
Changes in operating assets and liabilities	4,317,229	(1,779,445)
Net cash provided by operating activities	5,171,719	22,789,970

Cash flows from investing activities:
Cash paid for vessel improvements	(121,571)	(296,854)
Net proceeds from vessel sale	4,819,195	-
Cash paid for vessel sale expenses	-	(68,048)
Cash paid for vessels under construction	(1,703)	(3,876,407)
Net cash provided by / (used in) investing activities	4,695,921	(4,241,309)

Cash flows from financing activities:
Contributions made by non-controlling shareholders	390,000	-
Distributions made to non-controlling shareholders	-	(390,000)
Proceeds from issuance of common stock, net of commissions paid	-	9,918,949
Cash paid for share repurchases	-	(501,142)
Loan arrangement fees paid	-	(180,733)
Proceeds from long-term bank loans	-	22,591,591
Repayment of long-term bank loans	(10,287,500)	(20,565,000)
Net cash (used in) / provided by financing activities	(9,897,500)	10,873,665

Net (decrease) / increase in cash, cash equivalents and restricted cash	(29,860)	29,422,326
Cash, cash equivalents and restricted cash at beginning of period	11,908,595	25,672,454
Cash, cash equivalents and restricted cash at end of period	11,878,735	55,094,780

Cash breakdown

Cash and cash equivalents	6,712,559	50,701,238
Restricted cash, current	1,966,176	1,193,542
Restricted cash, long term	3,200,000	3,200,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	11,878,735	55,094,780

EuroDry Ltd.

Reconciliation of Net (loss) / income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2026
Net (loss) / income	(502,387)	7,327,986	(7,615,155)	14,683,403
Interest and other financing costs, net (incl. interest income)	1,562,522	1,298,804	5,067,283	4,288,386
Vessel depreciation	3,087,215	2,899,470	9,517,787	8,698,410
Unrealized (gain) / loss on Forward Freight Agreement derivatives	-	(188,973)	-	247,598
(Gain) / loss on interest rate swap derivative	(3,991)	-	110,971	-
Net gain on sale of vessel	-	-	(2,083,596)	-
Adjusted EBITDA	4,143,359	11,337,287	4,997,290	27,917,797

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net (loss) / income before interest and other financing costs, net (including interest income), income taxes, vessel depreciation, unrealized (gain) / loss on Forward Freight Agreement derivatives (“FFAs”), (gain) / loss on interest rate swap derivative and net gain on sale of vessel.  Adjusted EBITDA does not represent and should not be considered as an alternative to net (loss) / income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized (gain) / loss on FFAs, (gain) / loss on interest rate swap derivative, net gain on sale of vessel and vessel depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net (loss) / income attributable to controlling shareholders to Adjusted net (loss) / income attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2026	Nine Months Ended September 30, 2025	Nine Months Ended September 30, 2026
Net (loss) / income attributable to controlling shareholders	(673,477)	6,861,878	(7,447,670)	13,705,548
Unrealized loss / (gain) on derivatives	25,189	(188,973)	207,814	247,598
Net gain on sale of vessel	-	-	(2,083,596)	-
Adjusted net (loss) / income attributable to controlling shareholders	(648,288)	6,672,905	(9,323,452)	13,953,146
Adjusted (loss) / earnings per share attributable to controlling shareholders, basic	(0.23)	2.36	(3.39)	4.98
Weighted average number of shares, basic	2,766,597	2,827,546	2,747,171	2,803,490
Adjusted (loss) / earnings per share attributable to controlling shareholders, diluted	(0.23)	2.32	(3.39)	4.88
Weighted average number of shares, diluted	2,766,597	2,875,928	2,747,171	2,856,534

Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / income per share attributable to controlling shareholders Reconciliation:

EuroDry Ltd. considers Adjusted net (loss) / income attributable to controlling shareholders, to represent net (loss) / income before unrealized loss / (gain) on derivatives, which includes FFAs and interest rate swap, and net gain on sale of vessel. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss / (gain) on derivatives and net gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders do not represent and should not be considered as an alternative to net (loss) / income attributable to controlling shareholders or (loss) / earnings per share attributable to controlling shareholders, as determined by GAAP. The Company's definition of Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders may not be the same as that used by other companies in the shipping or other industries. Adjusted net (loss) / income attributable to controlling shareholders and Adjusted (loss) / earnings per share attributable to controlling shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 766,420 dwt.  After the delivery of two Ultramax vessels in 2027 and the delivery of the three Kamsarmax vessels in 2028 and 2029, the Company’s fleet will consist of 16 vessels with a total carrying capacity of 1,139,420 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com